Exhibit (g)(8)

Reinsurance Agreement: Swiss Re Life & Health America Inc., June 1, 2000

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE THE INFORMATION IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. OMITTED INFORMATION IS INDICATED BY [*].

Amendment to the Reinsurance Agreements ("Reinsurance Agreements") in Exhibit 1 between AMERITAS LIFE INSURANCE CORP. of Lincoln, Nebraska (the "Ceding Company") and SWISS RE LIFE & HEALTH AMERICA INC. of Jefferson City, Missouri (the "Reinsurer").

Ceding Company's Retention Limits effective February 1, 2020:

Issue Ages	Not Rated	Table 1-4 (A-D) Flat Extras up to $[*]	Table 5-16 (E-P) Flat Extras $ [*] and up
0-65	[*]	[*]	[*]
66-75	[*]	[*]	[*]
76-80	[*]	[*]	[*]
81-85	[*]	[*]	[*]

Option C policies will be [*]% of the above amounts.

In conjunction with the increase in the Ceding Company's Retention Limits, the Ceding Company intends to exercise their option to recapture amounts in excess of the former retention limits up to the amended retention limits in accordance with the specific terms set forth in each of the Reinsurance Agreements. The recapture of the eligible reinsurance by the Ceding Company and the concurrent release of Reinsurer from all liabilities for the recaptured amounts shall begin effective February 1, 2020. The Ceding Company will recapture each eligible policy on the policy anniversary date falling on or after the effective date of this Amendment. The Ceding Company will follow the recapture rules defined below:

Recapture Rules:

1)	Increase Retention Limit for Ameritas Life Insurance Corp. only as of February 1, 2020, and only applies to policies with issue dates on or after October 1, 2006, taking into account any recapture periods defined in the Reinsurance Agreements.
2)	No facultative policies will be recaptured.
3)	No Ameritas Life Insurance Corp. of New York policies will be recaptured.
4)	No foreign national policies will be recaptured.
5)	Ongoing recapture based on the recapture period permitted by the Reinsurance Agreements.
6)	Recapture policies oldest to most recent.
7)	The new retention limit will be based on mortality rating, issue age, and death benefit option for the earliest issued policy coverage associated with the client.
8)	For conversion policies with issue dates on or after October 1, 2006, set the new retention limit based on the original policy's issue age and mortality rating:
9)	The original policy's issue date is estimated as conversion policy issue year
10)	+ (policy issue age - cession issue age).
11)	The recapture date for a conversion policy is estimated to be the conversion policy issue month, the conversion policy issue day of the month, and the conversion policy issue year + the treaty recapture period - (policy issue age - cession issue age).
12)	No polices associated with inforce agreements or internal reinsurance agreements will be recaptured.
13)	No policies associated with non-recapturable treaties will be recaptured.
14)	Cessions with a retention type 'R' (retained) are not recapturable.
15)	With respect to any late reported claim on a recaptured policy, the Reinsurer will pay its share of the death claim, provided it is incurred on or before the recapture effective date and is reported to the Reinsurer within [*] months of the recapture effective date. The Company will become liable for the full amount of any death claim incurred on or before the recapture effective date that is reported to the Reinsurer more than months after the recapture effective date.

16)	The Reinsurer will not be liable for any policies overlooked in the recapture program, but if the Company discovers a policy was mistakenly overlooked for recapture, is corrected, and subsequently recaptured retroactively to the appropriate recapture date, then the Reinsurer will return any previously paid reinsurance premium on that policy to the Company and restore the Company to their position had no such policy been overlooked.

All other provisions of the Reinsurance Agreements will continue unchanged.

This Amendment will be attached to and form a part of the Reinsurance Agreements.

Made in duplicate and hereby executed by both parties.

AMERITAS LIFE INSURANCE CORP.

/S/ [*]

SWISS RE LIFE & HEALTH AMERICA INC.

/S/ [*]

Novation to Reinsurance Agreement

WHEREAS, Ameritas Variable Life Insurance Company ("AVLIC") and Swiss Re Life & Health America Inc. ("Reinsurer"), are parties to a reinsurance agreement ("Reinsurance Agreement"), whereby Reinsurer reinsures AVLIC in accordance with the terms of the Reinsurance Agreement, which is identified on Exhibit "A", attached hereto and incorporated herein; and

WHEREAS, AVLIC is merging into its parent, Ameritas Life Insurance Corp. ("Ameritas") with Ameritas as the surviving company and with the closing of the merger (the "Merger") scheduled to occur after the close of business on April 30, 2007;

It is therefore agreed:

1.	Substitution of Party - The Reinsurance Agreement is amended to provide for Ameritas to act as the reinsured party in substitution of AVLIC.

2.	Performance of Duties, Assumption of Rights - Ameritas hereby assumes and agrees to perform the duties previously performed by AVLIC under the Reinsurance Agreement and hereby assumes the rights previously held by AVLIC under the Reinsurance Agreement. Swiss Re Life Health America Inc., hereby accepts Ameritas' agreement and assumption of such duties and rights and accepts the substitution of Ameritas for AVLIC under the Reinsurance Agreement.

3.	Effective Date - This Novation shall take effect as of the actual closing date of the Merger, and such effectiveness is conditioned upon the closing of the Merger. Ameritas will notify the other parties hereto of any change in the scheduled closing date and of the actual closing date.

In witness whereof the parties have signed this instrument. Executed this 9th day of April, 2007.

AMERITAS VARIABLE LIFE INSURANCE COMPANY

/S/ [*]

AMERITAS LIFE INSURANCE CORP.

/S/ [*]

SWISS RE LIFE & HEALTH AMERICA INC.

/S/ [*]

Amendment to Reinsurance Agreements between Ameritas Variable Life Insurance Company of Lincoln, Nebraska (the "Company") and Swiss Re Life & Health America Inc. of Stamford, Connecticut (the "Reinsurer")

Effective October 01, 2006, the parties agree to amend the Reinsurance Agreements listed below, applicable to new business only, to increase Company's Retention Limits, Reinsurer's Automatic Acceptance Limits and Jumbo Participation Limits, as set forth on the attached Schedule.

The Company has elected not to exercise its recapture privilege for eligible policies.

The basis of for all plans reinsured, and all other terms and conditions of the treaties listed below shall continue unchanged.

Reinsurance Agreements

Treaty Effective Date	Description	Reinsurer Treaty #
June 1, 2000	Automatic Bulk YRT	0824701
June 1, 2000	Automatic Bulk YRT	0734401

AMERITAS VARIABLE LIFE INSURANCE COMPANY

/S/ [*]

SWISS RE LIFE & HEALTH AMERICA INC.

/S/ [*]

January 13, 2006

Dear Mr. Delatour;

Thank you for the information about the UNIFI mergers and the planned conversion program Swiss Re Life Health America Inc. acknowledges that sometime after January 1, 2006. the UNIFI companies will offer their policyholders an opportunity to convert/exchange their term plans or riders to a permanent plan of insurance offered by another of the UNIFI companies. Policies currently reinsured by Swiss Re or The Lincoln National Life Insurance Company which convert to a new policy will be reinsured pursuant to the terms of the applicable reinsurance agreement between the parties.

The UNIFI companies affected by this conversion/exchange program are:

Ameritas Life Insurance Company

Union Central Life Insurance Company Ameritas Variable Life Insurance Company First Ameritas life Insurance Company Acacia Life Insurance Company

Accordingly, please sign both copies of this letter, which shall then serve as an amendment to all reinsurance agreements between Swiss Re Life & Health America Inc. or The Lincoln National Life Insurance Company and any of the above specified companies, documenting our agreement with respect to this conversion program. Once executed, please return one copy to me and we will file a copy of this letter with each agreement between our companies and ask that you do likewise. If you have any questions, please don't hesitate to contact us.

Sincerely,

Deborah Keyes, FMLI, AIRC

Vice President

Treaty Services

Accepted on behalf of the UNIFI Companies:

/S/ [*]

AGREEMENT

This Agreement is entered into as of September 30, 2005 by and among AMERITAS VARIABLE LIFE INSURANCE COMPANY (hereinafter the "Company"), THE LINCOLN NATIONAL LIFE INSURANCE COMPANY (hereinafter "Lincoln") and SWISS RE LIFE & HEALTH AMERICA INC. (hereinafter "Swiss Re").

WHEREAS, Lincoln and the Company are parties to the Yearly Renewable Term Reinsurance Agreement effective June 1, 2000 (hereinafter the "Lincoln Treaty"), which Lincoln and the Company desire to terminate for new business; and

WHEREAS, the Company and Swiss Re wish to enter into a new reinsurance agreement covering new business on identical terms as the Lincoln Treaty (a copy of which, along with all amendments, is attached hereto for the Company and Swiss Re); and

WHEREAS, the termination for new business between Lincoln and the Company shall be contingent on the execution of this Agreement.

NOW THEREFORE, the parties agree as follows:

1.	The Lincoln Treaty shall be terminated for new business effective as of September 30, 2005, and Swiss Re will reinsure new business eligible for reinsurance issued after September 30, 2005 on identical terms and conditions as specified in the Lincoln Treaty, whose terms are incorporated herein by reference between the Company and Swiss Re, contingent upon the execution of this Agreement.

2.	Lincoln shall have no liability to the Company with respect to business covered under the new reinsurance agreement between the Company and Swiss Re, but will continue to be responsible for its obligations under the Lincoln Treaty.

3.	The parties agree to take all reasonable steps necessary to implement the intention of this Agreement.

IN WITNESS WHEREOF, the Company, Lincoln and Swiss Re have executed this Agreement.

AMERITAS VARIABLE LIFE INSURANCE COMPANY

/S/ [*]

SWISS RE LIFE & HEALTH AMERICA INC.

/S/ [*]

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

/S/ [*]

AGREEMENT

This Agreement is entered into as of September 30, 2005 by and among AMERITAS VARIABLE LIFE INSURANCE COMPANY (hereinafter the "Company"), THE LINCOLN NATIONAL LIFE INSURANCE COMPANY (hereinafter "Lincoln") and SWISS RE LIFE & HEALTH AMERICA INC. (hereinafter "Swiss Re").

WHEREAS, Lincoln and the Company are parties to the Yearly Renewable Term Reinsurance Agreement effective June 1, 2000 (hereinafter the "Lincoln Treaty"), which Lincoln and the Company desire to terminate for new business; and

WHEREAS, the Company and Swiss Re wish to enter into a new reinsurance agreement covering new business on identical terms as the Lincoln Treaty (a copy of which, along with all amendments, is attached hereto for the Company and Swiss Re); and

WHEREAS, the termination for new business between Lincoln and the Company shall be contingent on the execution of this Agreement.

NOW THEREFORE, the parties agree as follows:

1.        The Lincoln Treaty shall be terminated for new business effective as of September 30, 2005, and Swiss Re will reinsure new business eligible for reinsurance issued after September 30, 2005 on identical terms and conditions as specified in the Lincoln Treaty, whose terms are incorporated herein by reference between the Company and Swiss Re, contingent upon the execution of this Agreement.

2.        Lincoln shall have no liability to the Company with respect to business covered under the new reinsurance agreement between the Company and Swiss Re, but will continue to be responsible for its obligations under the Lincoln Treaty.

3.        The parties agree to take all reasonable steps necessary to implement the intention of this Agreement.

IN WITNESS WHEREOF, the Company, Lincoln and Swiss Re have executed this Agreement.

AMERITAS VARIABLE LIFE INSURANCE COMPANY

/S/ [*]

SWISS RE LIFE & HEALTH AMERICA INC.

/S/ [*]

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

/S/ [*]

Amendment 1 to June 1, 2000 Yearly Renewable term Reinsurance Agreement No.3699501 (LNL 3525/1) made between AMERITAS VARIABLE LIFE INSURANCE COMPANY, of Lincoln, Nebraska ("Ameritas Variable") and THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, of Fort Wayne, Indiana ("Reinsurer").

The parties agree to amend this Agreement as follows:

1.	The Life Benefits Schedule of the Agreement shall be replaced by the attached Life Benefits Schedule (Revised September 1, 2001) to include additional plans for reinsurance.

2.	The Premium Schedule of the Agreement shall be replaced by the attached Premium Schedule (Revised June 1, 2001).

All other provisions of the Reinsurance Agreement will continue unchanged.

Made in duplicate and hereby executed by both parties.

AMERITAS VARIABLE LIFE INSURANCE COMPANY

/S/ [*]

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

/S/ [*]

YEARLY RENEWABLE TERM REINSURANCE AGREEMENT

Effective as of June 1, 2000, between

AMERITAS VARIABLE LIFE INSURANCE COMPANY

of

Lincoln, Nebraska;

referred to in this Agreement as "Ameritas Variable," and

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

of

Fort Wayne, Indiana,

referred to in this Agreement as "Lincoln."

TABLE OF.CONTENTS

Reinsurance Coverage	1
Automatic Reinsurance	1
Facultative Reinsurance	2
Continuations	3
Terms of Reinsurance	4
Payments by Ameritas Variable	5
Payments by Lincoln	6
Reinsurance Administration	6
Settlement of Claims	6
Reinstatements and Restorations	8
Reductions in Insurance	9
Increases in Policy Net Amount at Risk	9
Changes in Retention	9
Assignment of Reinsurance	11
Material Changes	11
Errors	11
Audits of Records and Procedures	12
Arbitration	12
Insolvency of Ameritas Variable Insolvency of Lincoln	12 13
Offset	13
Parties to the Agreement	14
Commencement and Termination	14
Entire Agreement	14
Deferred Acquisition Cost Tax Election	15
Definitions	15
Execution	18

LIFE BENEFITS SCHEDULE 20

ADMINISTRATION SCHEDULE 22

PREMIUM SCHEDULE 25

ARBITRATION SCHEDULE 27

WAIVER OF PREMIUM BENEFIT ADDENDUM 29

PREMIUM RECEIPT ADDENDUM 32

LEAD CLAIMS REINSURER ADDENDUM 33

Reinsurance Coverage

A.	Ameritas Variable agrees to cede, and Lincoln agrees to accept, reinsurance of the Policies specified in the Life Benefits Schedule. (The term "Policies" and certain other terms used in this Agreement are defined in the "Definitions" article.)
B.	The death benefits provided by the Policies are reinsured. Supplemental benefits are reinsured if and as specified in applicable Addenda.
C.	Ameritas Variable agrees to either
(I)	cede reinsurance of a Policy to Lincoln as Automatic Reinsurance;
(2)	submit the Policy to Lincoln for consideration as Facultative Reinsurance; or
(3)	cede reinsurance of a Policy as a Continuation.

Automatic Reinsurance

A.	Ameritas Variable agrees to cede the Reinsurance Amount of a Policy as Automatic Reinsurance if the following. conditions are met:

( l) It retains its Retention on the insured life when the Policy is issued;

(2)	It underwrites and issues the Policy in accordance with its normal individual life insurance underwriting rules and practices previously disclosed to Lincoln;
(3)	The sum of (a) and (b) does not exceed the sum of its Retention and the Automatic Limit, where
(a)	equals the amount of individual life insurance issued by Ameritas Variable then in force on the insured life, or in the case of individual life insurance with increasing death benefits, the Ultimate Amount of such Policies; and
(b)	equals the amount of life insurance currently being applied for from Ameritas Variable, or in the case of individual life

.insurance with increasing death benefits, the Ultimate Amount;

(4)	The sum of (a) and (b) does not exceed the Participation Limit, where
(a)	equals the amount of individual life insurance then in force on the insured life in all companies, or in the case of individual life insurance with increasing death benefits, the Ultimate Amount of such Policies;
(b)	equals the amount currently applied for on the insured life from all companies, or in the case of individual life insurance with increasing death benefits, the Ultimate Amounts;
(5)	It has not submitted a facultative application to Lincoln or any other insurance or reinsurance company for reinsurance of the current application; and
(6)	The Policy is not a Continuation.
B.	Policies issued pursuant to any special underwriting program adopted by Ameritas Variable may be ceded as Automatic Reinsurance only with Lincoln's consent to reinsure such Policies.
C.	A Policy shall not be ceded as Automatic Reinsurance if the Reinsurance Amount of the Policy is less than the minimum cession amount specified in the Administration Schedule.

Facultative Reinsurance

A.	Ameritas Variable may submit Policies not satisfying the conditions for Automatic Reinsurance, and Policies which it does not wish to cede as Automatic Reinsurance, for consideration by Lincoln as Facultative Reinsurance. Ameritas Variable may also submit for consideration as Facultative Reinsurance any individual life insurance issued on a Policy form that is not specified in the Life Benefits Schedule provided reinsurance terms and conditions are established and agreed upon by means of the Facultative Reinsurance application process.
B.	An application for Facultative Reinsurance shall be made in the manner set forth in the Administration Schedule. Copies of all information which Ameritas Variable has pertaining to the insurability of the proposed insured, including written summaries of any such information which cannot be copied, shall accompany the application.
C.	Upon receipt of an application, Lincoln agrees to promptly examine the underwriting information and communicate
(1)	an offer to reinsure the Policy as applied for;

(2)	an offer to reinsure the Policy other than as applied for;
(3)	an offer to reinsure the Policy subject to the satisfaction of additional underwriting requirements;
(4)	a request for additional underwriting information; or
(5)	its unwillingness to make an offer to reinsure the Policy.
D.	To accept an offer to reinsure made by Lincoln, Ameritas Variable agrees to
(1)	satisfy any conditions stated in the offer to reinsure; and
(2)	follow the procedure for placing reinsurance into effect as specified in the Administration Schedule.
E.	Ameritas Variable agrees to inform Lincoln immediately of any additional information pertaining to the insurability of a proposed insured which is brought to Ameritas Variable's attention before the completion of the procedures for accepting Lincoln's offer to reinsure. Upon its receipt of such information, Lincoln may withdraw or modify its earlier offer to reinsure.
F.	The terms of an offer to reinsure shall supercede the terms of this Agreement to the extent of any conflicts between the parties. Otherwise, reinsurance of a Policy ceded as Facultative Reinsurance shall be in accordance with the terms of this Agreement.

Continuations

A.	If Ameritas Variable issues a Continuation of a Policy within its normal continuation rules and practices, it agrees to reinsure the Continuation with Lincoln. Reinsurance shall continue
(1)	under the reinsurance agreement between Ameritas Variable and Lincoln which provides reinsurance of the Policy form of the Continuation; or
(2)	under this Agreement if there is no such agreement.
B.	A policy which is a Continuation of a policy that was not previously reinsured with Lincoln may only be reinsured under this Agreement with the written consent of Lincoln and the original reinsurer.

C.	If the original Policy was ceded to Lincoln as Facultative Reinsurance and Ameritas Variable approves an increase in the face amount of the Continuation based upon receipt of any new information pertaining to the insurability of the proposed insured, Ameritas Variable agrees to submit the Continuation to Lincoln for consideration as Facultative Reinsurance. In such case, Lincoln shall only be bound to reinsure the Continuation in accordance with its offer to reinsure the Continuation.
D.	Reinsurance at issue of the Continuation shall not exceed the Reinsured Net Amount at Risk of the original Policy immediately prior to the issuance of the Continuation.
E.	Premiums payable for reinsurance of a Continuation shall be calculated using the rate schedule applicable to the Policy form of the Continuation as specified in the Premium Schedule. If there is no rate schedule applicable to the Policy form of the Continuation, reinsurance premiums shall be payable using the rate schedule applicable to the original Policy.
F.	If the Continuation results in a change in the life status of the insured risk from a single-insured plan to a joint- or multiple-insured plan, Lincoln must consent to the Continuation.

Terms of Reinsurance

A.	The plan of reinsurance shall be yearly renewable term reinsurance of the Reinsured Net Amount at Risk of a Policy.
B.	Reinsurance of a Policy shall commence on the Policy date, except

(l)   in the case of Facultative· Reinsurance, reinsurance shall commence on the Policy date only if Lincoln's offer to reinsure is the best offer of reinsurance received by Ameritas Variable as determined by Ameritas Variable's published reinsurance placement rules in effect as of such date; and

(2)  if a premium receipt is issued by Ameritas Variable in connection with an application for the Policy, reinsurance shall commence prior to the Policy date only if and as specified in a Premium Receipt Addendum.

C.	Ameritas Variable agrees not to use Lincoln's name in connection with the sale of the Policies.

D.	In no event shall reinsurance under this Agreement be in force with respect to a Policy unless the issuance and delivery of the Policy is in compliance with the laws of all applicable jurisdictions and Ameritas Variable's corporate charter.
E.	Ameritas Variable agrees to maintain reinsurance of a Policy in force in accordance with the terms of this Agreement for as long as its Policy remains in force.

Payments by-

Ameritas Variable

A.	Ameritas Variable agrees to pay Lincoln premiums for reinsurance of a Policy equal to the appropriate rate specified in the Premium Schedule times the Reinsured Net Amount at Risk of the Policy.
B.	The Premium Schedule specifies other monetary amounts which Ameritas Variable agrees to take into account when calculating the amount due to Lincoln.
C.	Reinsurance premiums shall be due and payable as specified in the Administration Schedule.
D.	The payment of reinsurance premiums shall be a condition precedent to the liability of Lincoln under this Agreement. If reinsurance premiums are not paid when due, Lincoln may give Ameritas Variable thirty (30) days' written notice of its intent to terminate reinsurance because of Ameritas Variable's failure to pay reinsurance premiums. Reinsurance of all Policies having reinsurance premiums in arrears shall terminate as of the date to which reinsurance premiums had previously been paid unless all premiums in arrears are paid before the end of the thirty (30) day notice period. If reinsurance on any Policy terminates because of Ameritas Variable's failure to pay reinsurance premiums, reinsurance of Policies with premiums subsequently becoming due shall automatically terminate as of the date on which new reinsurance premiums become due.
E.	So that Lincoln need not maintain deficiency reserves in connection with reinsurance premiums payable pursuant to this Agreement, the premium rates specified in the Premium Schedule shall only be guaranteed for [*]. Nevertheless, Lincoln shall anticipate continuing to accept reinsurance on the basis of such rates for all Policies originally ceded pursuant to such rates.
F.	For the reinsurance of new business, Lincoln may change the reinsurance premium rates following a ninety (90) day prior written notice. For the reinsurance of in force business, Lincoln may increase the reinsurance premium rates in the event Ameritas Variable increases its rates charged the policyholder. The maximum reinsurance premium rates shall be the greater of

(1) [*]; or

(2) [*]

Any increases in the reinsurance premium rates shall apply as of the same date Ameritas Variable increases its rates charged its policyholders. Ameritas Variable may immediately recapture all of the Policies for which the overall percentage increase in reinsurance premium rates is greater than the overall percentage increase in the rates charged the policyholder. Ameritas Variable agrees to give Lincoln prior written notice of any intent to increase its rates charged the policyholder for new or existing business.

Payments by Lincoln

A.	Lincoln agrees to pay Ameritas Variable the Reinsured Net Amount at Risk of any claim paid by Ameritas Variable pursuant to a Policy in accordance with the “Settlement of Claims" article.
B.	Lincoln agrees to pay the Claims Ratio of any expenses- incurred in connection with Policy claims except as set forth in the “Settlement of Claims'' article.
C.	The Premium Schedule specifies other monetary amounts that Lincoln agrees to pay Ameritas Variable pursuant to this Agreement.

Reinsurance Administration

The methods for placing reinsurance into effect, for paying reinsurance premiums, and for notifying Lincoln of Policy lapses, reinstatements, reductions, Continuations, increases in the Reinsured Net Amount at Risk; and of other changes affecting reinsurance shall be specified in the Administration Schedule.

Settlement of Claims

A.	Reinsurers share the liability for each Policy but one reinsurer shall be designated "Lead Claims Reinsurer.” The Lead Claims Reinsurer is specified in the "Definitions" article. The duties, rights and obligations of the Lead Claims Reinsurer are more fully defined in the Lead Claims Reinsurer Addendum.

B.	Ameritas Variable agrees to give Lincoln prompt written notice of its receipt of any claim on a Policy and to keep the Lead Claims Reinsurer informed of any legal proceedings or settlement negotiations in connection with a claim. Copies of written materials relating to such claim, legal proceedings or negotiation shall be furnished to the Lead Claims Reinsurer upon request.
C.	Ameritas Variable agrees to act in accord with its standard practices applicable to all claims in enforcing the terms and conditions of the Policies and with respect to the administration, negotiation, payment, denial or settlement of any claim or legal proceeding.
D.	Lincoln agrees to accept the good faith decision of Ameritas Variable in payment or settlement of any claim for which Lincoln has received the required notice. Lincoln agrees to pay Ameritas Variable the Reinsured Net Amount at Risk on which reinsurance premiums have been computed upon receiving proper evidence that Ameritas Variable has paid a Policy claim. Payment of the Reinsured Net Amount at Risk on account of death shall be made in one (1) lump sum.
E.	Lincoln's liability shall include indemnification of the Claims Ratio of any expenses incurred by Ameritas Variable in defending or investigating a Policy claim with the exception of
(1)	salaries of employees or other internal expenses of Ameritas Variable;
(2)	routine investigative or administrative expenses;
(3)	expenses incurred in connection with a dispute arising out of conflicting claims of entitlement to proceeds of a Policy that Ameritas Variable admits are payable;
(4)	any gratuitous payments made by Ameritas Variable;
(5)	any punitive damages awarded against Ameritas Variable, and expenses incurred in connection with such damages, that are based on the acts or omissions of Ameritas Variable or its agents.
F.	Lincoln agrees to hold Ameritas Variable harmless from certain expenses and liabilities that result from Lincoln's own acts or omissions as provided in this article. For this purpose, Lincoln agrees to indemnify Ameritas Variable for Lincoln's equitable share of those punitive and exemplary damages awarded against Ameritas Variable, and expenses incurred in connection with a claim for such damages, if

(1)	Lincoln actively participated in the acts or omissions, including the decision to deny a claim for Policy benefits; and
(2)	those acts or omissions serve as a material basis for the punitive or exemplary damages.

Lincoln’s equitable share shall be determined by an assessment of Lincoln’s participation in the particular case.

G.	If Ameritas Variable should contest or compromise any claim and the amount of Ameritas Variable's liability is thereby reduced, Lincoln's liability shall be reduced by the Claims Ratio of the reduction.
H.	If Ameritas Variable should recover monies from any third party in connection with or arising out of any Policy, Ameritas Variable agrees to pay Lincoln the Claims Ratio of the recovery.
I.	If the amount of insurance provided by a Policy is increased or reduced because of a misstatement of age or sex, Lincoln's liability shall be increased or reduced by the Claims Ratio of the amount of the increase or reduction.
J.	If Ameritas Variable pays interest on a claim, Lincoln agrees to pay the interest on the Reinsured Net Amount at Risk computed at the same rate and for the same period as that paid by Ameritas Variable, but in no event later than the date the claim is finally adjudicated by Ameritas Variable.
K.	If Ameritas Variable is required to pay penalties and interest imposed automatically by statute, Lincoln shall indemnify Ameritas Variable for the Claims Ratio of such penalties and interest.

Reinstatements and Restorations

A.	If Ameritas Variable reinstates a lapsed Policy in accordance with the terms of the Policy and Ameritas Variable's underwriting rules and practices, Lincoln agrees to reinstate reinsurance of the Policy automatically unless Lincoln's offer to reinsure the Policy specifies that reinsurance of the Policy may only be reinstated as Facultative Reinsurance.
B.	If Ameritas Variable reinstates or restores a Policy pursuant to any state law or regulations that require such reinstatements or restorations of the Policy following a "free look" period of a proposed replacement policy that is rejected by the insured, Lincoln agrees to restore reinsurance of the Policy under its original terms and conditions as set forth herein. Ameritas Variable shall follow its reinstatement procedures and rules to the extent that such procedures and rules do not conflict with the applicable state law or regulations requiring reinstatement or restoration. All of the foregoing shall apply to Automatic Reinsurance or Facultative Reinsurance, as applicable.

C.	If Ameritas Variable collects premiums in arrears from the policyholder of a reinstated or restored Policy, it agrees to pay Lincoln all corresponding reinsurance premiums in arrears in connection with the reinstatement, plus Lincoln's Proportionate Share of any interest received by Ameritas Variable in connection with the reinstatement or restoration.

Reductions in Insurance

If individual life insurance on a life reinsured under this Agreement terminates, the Reinsurance Amount shall be reduced as specified in the Administration Schedule.

Increases in Policy Net Amount at Risk

A.	If the Policy Net Amount at Risk on a Policy increases and the increase is subject to Ameritas Variable's underwriting approval, the Reinsured Net Amount at Risk of the Policy shall only increase if the conditions of either the "Automatic Reinsurance" or "Facultative Reinsurance" articles are satisfied.
B.	If the Policy Net Amount at Risk on a Policy increases causing the Reinsured Net Amount at Risk to exceed the Reinsurance Amount, and the increase is not subject to Ameritas Variable's underwriting approval, Lincoln agrees to accept a portion of such increases only if and as specified in an Increasing Policy Addendum.

Changes in Retention

A.	If Ameritas Variable increases its Retention on new Policies, it agrees to notify Lincoln in writing within sixty (60) days of such increase. The notice shall specify the new Retention and the effective date thereof.
B.	Whenever Ameritas Variable increases its Retention on new Policies, it also agrees to indicate in its notice whether it wishes to
(1)	continue its previous Retention on in force Policies; or
(2)	increase its Retention on in force Policies and recapture reinsurance.

If Ameritas Variable elects (2), Ameritas Variable's new Retention on an in force Policy shall be calculated using the insured's age, mortality class, Policy form and country of residence at issue of the Policy.

C.	If Ameritas Variable elects to increase its Retention on in force Policies pursuant to paragraph B, its new Retention for such Policies shall become effective on the later of
(1)	the reinsurance renewal date of the Policy first following the effective date of its new Retention for new Policies; and
(2)	the Policy anniversary date specified in the Administration Schedule.

If Ameritas Variable fails to initiate recapture of reinsurance within [*] days of when the first of its Policies becomes eligible for recapture, its election to recapture reinsurance, as of the date of the Retention change, shall be considered waived. This does not preclude Ameritas Variable from increasing its Retention on existing reinsurance at a later date.

D.	If an in force Policy is subject to a waiver of premium claim on the date the Policy qualifies for a new Retention, the new Retention shall nonetheless become effective on such date for purposes of life reinsurance.
E.	Ameritas Variable may only elect to increase its Retention on in force Policies if
(l)	it maintained a Retention greater than zero dollars ($0) at the time the Policy was issued and retained its Retention at such time;
(2)	it increases its Retention on all eligible in force Policies; and
(3)	it retains the insurance recaptured from Lincoln at its own risk without benefit of any proportional or nonproportional reinsurance other than catastrophe accident reinsurance.
F.	Notwithstanding the preceding,
(1)	the recapture of the Reinsurance Amount shall be limited to Lincoln's portion of all reinsurance ceded by Ameritas Variable on the Policy; and
(2)	if Ameritas Variable gives notice of its intent to increase its Retention on in force Policies within [*] following a merger with another insurance company or the date it accepts the Policies by means of an assignment, the new Retention applicable to such Policies shall be limited to [*] of the original reinsured's pre-merger or pre- assignment Retention.

G.	For purposes of this article, Continuations shall be considered issued on the issue date of the original Policy.

Assignment of Reinsurance

A.	If Ameritas Variable sells, assumption reinsures or otherwise transfers the Policies to another insurer, it agrees to require that the other insurer assume all rights and obligations of Ameritas Variable under this Agreement.
B.	Lincoln may object to any such transfer that would result in a material adverse economic impact to Lincoln. If Lincoln so objects, Ameritas Variable and Lincoln agree to mutually calculate a termination charge that shall be paid by Ameritas Variable to Lincoln upon the transfer, and this Agreement shall be terminated with respect to all Policies transferred by Ameritas Variable.

Material Changes

A.	Ameritas Variable agrees to notify Lincoln in writing of any anticipated Material Change in any terms or conditions of the Policies, in Ameritas Variable's underwriting rules and practices applicable to the Policies or in Ameritas Variable’s claims practices and procedures.
B.	In the event of a Material Change to the Policies, to Ameritas Variable's underwriting rules and practices or to its claims practices and procedures, Lincoln may at its option
(1)	continue to reinsure the Policies under current terms;
(2)	reinsure Policies under modified terms to reflect the Material Change; or
(3)	consider future Policies as issued in a Policy form that is not reinsured under this Agreement.

Errors

A.	Any Error by either Ameritas Variable or Lincoln in the administration of reinsurance under this Agreement shall be corrected by restoring both Ameritas Variable and Lincoln to the positions they would have occupied had no Error occurred. Any monetary adjustments made between Ameritas Variable and Lincoln to correct an Error shall be without interest.
B.	When a party claims that an Error should be corrected pursuant to paragraph A, that party agrees to investigate whether other instances of the Error have also occurred and agrees to report its findings to the other party.

Audits of Records and Procedures

A.	Lincoln or Ameritas Variable may audit, at any reasonable time and at its own expense, all records and procedures relating to reinsurance under this Agreement. The party being audited agrees to cooperate in the audit, including providing any information requested by the other in advance of the audit.
B.	Upon request, Ameritas Variable agrees to furnish Lincoln with copies of any underwriting information in Ameritas Variable's files pertaining to a Policy.

Arbitration

A.	If Ameritas Variable and Lincoln cannot mutually resolve a dispute that arises out of or relates to this Agreement, the dispute shall be decided through arbitration as specified in the Arbitration Schedule. The arbitrators shall base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of applicable law. There shall be no appeal from their decision, except that either party may petition a court having jurisdiction over the parties and the subject matter to reduce the arbitrators' decision to judgement.
B.	The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. §§I et seq.), including any amendments to that Act which are subsequently adopted. If either party refuses to submit to arbitration as required by paragraph A, the other party may request a United States Federal District Court to compel arbitration in accordance with the Federal Arbitration Act. Both parties consent to the jurisdiction of such court to enforce this article and to confirm and enforce the performance of any award of the arbitrators.

Insolvency of Ameritas Variable

A.	In the event of the insolvency of Ameritas Variable and the appointment of a conservator; liquidator or statutory successor of Ameritas Variable, reinsurance shall be payable to such conservator, liquidator or statutory successor on the basis of claims allowed against Ameritas Variable by any court of competent jurisdiction or by the conservator, liquidator or statutory successor of Ameritas Variable without diminution because of the insolvency of Ameritas Variable or because such conservator, liquidator or statutory successor has failed to pay all or a portion of any claims.

B.	In the event of the insolvency of Ameritas Variable, the conservator, liquidator or other statutory successor of Ameritas Variable agrees to give Lincoln written notice of the pendency of a claim on a Policy within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, Lincoln may investigate the claim and interpose in the proceeding where such claim is to be adjudicated in the name of Ameritas Variable (its conservator, liquidator or statutory successor), but at its own expense, any defense or defenses which Lincoln may deem available to Ameritas Variable or its conservator, liquidator or statutory successor.
C.	A percentage (calculated [*]) of the expense thus incurred by Lincoln shall be charged, subject to court approval, against Ameritas Variable as part of the expense of liquidation.

Insolvency of Lincoln

A.	In the event of the insolvency of Lincoln as determined by the Indiana Department of Insurance, all reinsurance ceded under this Agreement may be terminated by Ameritas Variable as of the date Lincoln fails to meet its obligations under this Agreement.
B.	If Ameritas Variable elects to terminate reinsurance, it shall Pay Lincoln an early termination charge negotiated between Ameritas Variable and Lincoln at the time of termination.

Offset

Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either Ameritas Variable or Lincoln with respect to this Agreement or any other reinsurance agreement between the parties, shall be offset and only the balance allowed or paid. If either Ameritas Variable or Lincoln is then under formal insolvency proceedings, this right of offset shall be subject to the laws of the state exercising primary jurisdiction over such proceedings.

Parties to the Agreement

This is an Agreement for indemnity reinsurance solely between Ameritas Variable and Lincoln. The acceptance of reinsurance under this Agreement shall not create any right or legal relation whatever between Lincoln and an insured, policyholder, beneficiary or any other party to or under any Policy.

Commencement and Termination

A.	This Agreement shall be effective as of the date set forth on the cover page, except that Ameritas Variable may issue a Policy dated as much as [*] prior to the Effective Date in order to save age of the applicant.
B.	Either Ameritas Variable or Lincoln may terminate this Agreement for new reinsurance by giving ninety (90) days' written notice to the other party. In such case, Ameritas Variable agrees to continue to cede, and Lincoln agrees to continue to accept, reinsurance in accordance with this Agreement of Policies issued prior to the expiration of the ninety (90) day period. All reinsurance that has been placed in effect prior to such date shall remain in effect in accordance with the terms of this Agreement, until the earlier of

(1) the termination or expiration of the Policy; and

(2) the termination of this Agreement pursuant to paragraphs C or D below.

C.	Reinsurance of a Policy shall terminate as of the

reinsurance premium renewal date on which the Reinsured Net Amount at Risk for such Policy is less than the automatic termination amount specified in the Administration Schedule, provided the reinsurance has been in force for the period specified in the Administration Schedule.

D.	Lincoln may terminate all reinsurance under this Agreement in accordance with paragraph D of the "Payments by Ameritas Variable" article if Ameritas Variable fails to pay reinsurance premiums when due.

Entire Agreement

A.	This Agreement represents the entire agreement between Ameritas Variable and Lincoln and supercedes any prior oral or written agreements between the parties regarding its subject matter.
B.	No modification of this Agreement shall be effective unless set forth in a written amendment executed by both parties.

C.	A waiver of a right created by this Agreement shall constitute a waiver only with respect to the particular circumstance for which it is given and not a waiver in any future circumstance.

Deferred Acquisition Cost Tax Election

A.	Lincoln and Ameritas Variable each acknowledge that it is subject to taxation under Subchapter “L” of the Internal Revenue Code of 1986 (the "Code").
B.	With respect to this Agreement, Lincoln and Ameritas Variable agree to the following pursuant to

Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, whereby

(1)	each party agrees to attach a schedule to its federal income tax return which identifies this Agreement for which the joint election under the Regulation has been made;
(2)	the party with net positive consideration, as defined in the Regulation promulgated under Code Section 848, for this Agreement for each taxable year, agrees to capitalize specified Policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(l);
(3)	each party agrees to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency; and
(4)	this election shall be effective for the year that this Agreement was entered into and for all subsequent years that this Agreement remains in effect.

Definitions

A.	Automatic Limit - the amount specified in the Life Benefits Schedule used to calculate the maximum Reinsurance Amount that may be ceded as Automatic Reinsurance.
B.	Automatic Reinsurance - reinsurance satisfying certain conditions relating to the reinsurance as specified in the Agreement that is ceded to Lincoln without obtaining a specific offer to reinsure from Lincoln.
C.	Claims Ratio - the Reinsured Net Amount at Risk on which reinsurance premiums have been computed divided by the Policy Net Amount at Risk calculated as of the date of the last premium payment.

D.	Continuation - a new Policy replacing a Policy or a change in an existing Policy issued or made either
(1)	in compliance with the terms of the Policy; or
(2)	without
(a)	the same new underwriting information Ameritas Variable would obtain in the absence of the Policy;
(b)	a suicide exclusion or contestable period as long as those contained in other new issues of Policies; or
(c)	the payment of the same commissions in the first year that Ameritas Variable would have paid in the absence of the original Policy.
E.	Effective Date - the date specified on the cover page on which this Agreement becomes binding on Ameritas Variable and Lincoln.
F.	Error - any isolated deviation from the terms of this Agreement resulting from the act or omission of an employee of either Ameritas Variable or Lincoln whose principal function relates to the administration of reinsurance, whether such deviation results from inadvertence or a mistake in judgment. "Error" shall not include any failure to comply with the terms of an offer of Facultative Reinsurance or any negligent or deliberate deviation from the terms of this Agreement.
G.	Facultative Reinsurance - reinsurance that is ceded to Lincoln only after Ameritas Variable has obtained and accepted a specific offer to reinsure made by Lincoln. Such reinsurance may be ceded to Lincoln only upon the terms specified by Lincoln in its offer to reinsure and the terms of this Agreement that do not conflict with the specific offer to reinsure.
H.	Lead Claims Reinsurer - the reinsurer designated to review the claim file on behalf of Lincoln and act on behalf of (and bind) Lincoln for eligible claims on Policies. For purposes of this Agreement, the Lead Claims Reinsurer shall be RGA Reinsurance Company of Chesterfield, Missouri.
I.	Lincoln's Proportionate Share - the Reinsurance Amount divided by the death benefit of a Policy as of the date of issue or as of the date of a subsequent change to the Policy that affects the Reinsurance Amount.

J.	Material Change - a change that a prudent insurance or reinsurance executive would consider as likely to impact upon a party's financial experience under this Agreement.
K.	Participation Limit - the amount specified in the Life Benefits Schedule used as a condition for ceding Automatic Reinsurance.
L.	Policy - an individual life insurance contract issued by Ameritas Variable on any of the Policy forms specified in the Life Benefits Schedule. A "Policy" shall include any attached riders and endorsements specified in the Life Benefits Schedule or any Addendum to this Agreement.
M.	Policy Net Amount at Risk - on the reinsurance premium renewal date, the death benefit of a Policy less [*]. The terminal reserve or cash value shall be disregarded if a Policy is [*]. The basis for determining the Policy Net Amount at Risk may be modified with the consent of both Ameritas Variable and Lincoln without the need for a formal amendment of this Agreement.
N.	Reinsurance Amount - the Policy death benefit at issue less any accumulative value, if applicable, less the Retention on the Policy times the percentage of Automatic Reinsurance ceded to Lincoln as specified in the Life Benefits Schedule. For Facultative Reinsurance, the "Reinsurance Amount" is that amount of the Policy death benefit at issue for which Ameritas Variable accepts Lincoln's offer to reinsure.
O.	Reinsured Net Amount at Risk - the percentage of Automatic Reinsurance ceded to Lincoln as specified in the Life Benefits Schedule or the percentage ceded as modified pursuant to the Facultative Reinsurance process times the remainder of
(1)	the Policy Net Amount at Risk; less
(2)	the Retention on the Policy.
P.	Retention - the amount specified in the Life Benefits Schedule that is held by Ameritas Variable at its own risk on a life without the benefit of proportional reinsurance. In calculating the Retention, the sum retained by Ameritas Variable on the life and in force as of the date of issue of the Policy shall be taken into account.

Q.	Ultimate Amount - the projected maximum Policy Net Amount at Risk that a Policy could achieve based on reasonable assumptions made about the operation of certain characteristics of the Policy form.

Execution

Ameritas Variable and Lincoln, by their respective officers, executed this Agreement in duplicate on the dates shown below. As of the Effective Date, this Agreement consists of

•	this Yearly Renewable Term Reinsurance Agreement numbered 1;
•	a Life Benefits Schedule;
•	an Administration Schedule;
•	a Premium Schedule;
•	an Arbitration Schedule;
•	a Waiver of Premium Benefit Addendum;
•	a Premium Receipt Addendum; and
•	a Lead Claims Reinsurer Addendum.

AMERITAS VARIABLE LIFE INSURANCE COMPANY

/S/ [*]

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

/S/ [*]